Exhibit 99(b)

CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                   Six Months Ended
                                                       June 30,
                                               1999                    1998
Combined Fixed Charges and Preferred
   Stock Dividends:
      Interest Expense                   $    14,478             $    16,981
      Capitalized Interest                     2,508                     969
      Dividend Requirement on Series B
         Preferred Stock [1]                   5,556                   5,616
      Dividend Requirement on Preferred
         Securities of Subsidiary Trust        3,126                   3,126
      Interest Component of
         Rental Expense [2]                   25,406                  19,134
                                         $    51,074             $    45,826

Earnings:
   Income before Taxes                   $   161,204             $   108,610
   Fixed Charges                              51,074                  45,826
      Capitalized Interest                    (2,508)                   (969)
      Preferred Dividend Requirements [3]     (5,556)                 (5,616)
                                         $   204,214             $   147,851

Ratio of Earnings to Combined Fixed Charges
   and Preferred Stock Dividends:                4.0x                    3.2x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.